Exhibit 12.1

Fifth Third Bancorp

Computations of Consolidated Ratios Of Earnings To Fixed Charges

($ In Millions)

	Year Ended December 31,
	2010	2009	2008	2007	2006
Excluding Interest on Deposits:

Fixed Charges:
Interest Expense (excluding interest on deposits)	$293	361	805	1,012	1,172
One-Third of Rents, Net of Income from Subleases	26	29	28	24	22

Total Fixed Charges	$319	390	833	1,036	1,194

Earnings:
Income (Loss) Before Income Taxes & Cumulative Effect	$940	767	(2,664)	1,537	1,627
Fixed Charges	319	390	833	1,036	1,194

Total Earnings	$1,259	1,157	(1,831)	2,573	2,821

Ratio of Earnings to Fixed Charges, Excluding Interest On Deposits	3.94x	2.97x	N/A (a)	2.48	2.36

Coverage Deficiency	—	—	(2,664)	—	—

Including Interest on Deposits:

Fixed Charges:
Interest Expense	$885	1,314	2,094	3,018	3,082
One-Third of Rents, Net of Income from Subleases	26	29	28	24	22

Total Fixed Charges	$911	1,343	2,122	3,042	3,104

Earnings:
Income (Loss) Before Income Taxes & Cumulative Effect	$940	767	(2,664)	1,537	1,627
Fixed Charges	911	1,343	2,122	3,042	3,104

Total Earnings	$1,851	2,110	(542)	4,579	4,731

Ratio of Earnings to Fixed Charges, Including Interest On Deposits	2.03x	1.57x	N/A (a)	1.51	1.52

Coverage Deficiency	—	—	(2,664)	—	—

(a)	Earnings were inadequate to cover fixed charges by $2.7 billion